JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: [redacted].: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

07025849

13 July 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

RECEIVED
2007 AUG -9 A 5:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: **JG Summit Holdings, Inc.**

SUPPL

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. dated June 28, 2007 regarding the notice of cash dividend declaration.

2. SEC Form 17-C of JG Summit Holdings, Inc. dated June 28, 2007 regarding the election of members of the Board of Directors.

3. SEC Form 17-C of JG Summit Holdings, Inc. dated June 28, 2007 regarding the election of officers, members of the advisory board, executive committee of the Board and governance committees.

4. SEC Form 17-C of JG Summit Holdings, Inc. dated July 3, 2007 regarding the news article entitled "JG Summit allots P25B for projects this year".

Thank you very much.

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

receiving copy

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day

Fiscal Year

Notice of Cash Dividend

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

RECEIVED 2007 AUG -9 A 5:21

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 28, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

The Board of Directors of JG Summit Holdings, Inc. in its meeting held on June 28, 2007 declared a cash dividend of Three Centavos (P0.03) per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of July 27, 2007 and payable on August 23, 2007.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

June 28, 2007
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day

Fiscal Year

Election of Members of the Board of Directors

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 28, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Items 4 and 9**

JG SUMMIT HOLDINGS, INC.

11. **Items 4 and 9- Resignation, Removal or Election of Registrant's Directors or Officers and Other Events**

The following were elected members of the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") at the Annual Meeting of the Stockholders held on June 28, 2007:

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Lily G. Ngochua**
5. **Patrick Henry C. Go**
6. **Johnson Robert G. Go, Jr.**
7. **Ignacio O. Gotao**
8. **Gabriel C. Singson**
9. **Ricardo J. Romulo**
10. **Cornelio T. Peralta**
11. **Jose T. Pardo**

Messrs. Cornelio T. Peralta and Jose T. Pardo are the Independent Directors of the Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

June 28, 2007
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Election of Officers, Members of the Advisory Board, Members of the Executive Committee of the Board and Members of the Governance Committees of the Corporation

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

RECEIVED 2011 JUN -9 A 5:49

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 28, 2007**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 4**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 4 – Resignation, Removal or Election of Registrant's Directors or Officers

The following were elected at the Organizational Meeting of the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") held on June 28, 2007:

A. OFFICERS

1.	**James L. Go**	**Chairman and Chief Executive Officer**
2.	**Lance Y. Gokongwei**	**President and Chief Operating Officer**
3.	**Ignacio O. Gotao**	**Senior Vice President**
4.	**Eugenie ML. Villena**	**Senior Vice President and Chief Financial Officer – Treasurer**
5.	**Constante T. Santos**	**Senior Vice President – Corporate Controller**
6.	**Bach Johann M. Sebastian**	**Senior Vice President – Corporate Planning**
7.	**Rosalinda F. Rivera**	**Corporate Secretary**

Mr. Bach Johann M. Sebastian as the newly appointed officer for Corporate Planning of the Corporation has no beneficial ownership over any shares of the Corporation.

B. MEMBERS OF THE ADVISORY BOARD

1. **Aloysius B. Colayco**
2. **Washington Z. SyCip**

C. MEMBERS OF THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Patrick Henry C. Go**

D. MEMBERS OF THE GOVERNANCE COMMITTEES OF THE CORPORATION

A. Audit Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Cornelio T. Peralta (Independent Director) – Chairman of the Audit Committee**
6. **Jose T. Pardo (Independent Director)**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

B. Nomination Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Jose T. Pardo (Independent Director)**

C. Remuneration and Compensation Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Cornelio T. Peralta (Independent Director)**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

June 28, 2007
(Date)

/kca/

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Reply to PSE letter re news article entitled
"JG Summit allots P25B for projects this year"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 3, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated June 29, 2007 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B" – PSE ODiSy letter to the Company dated June 29, 2007 requesting for confirmation/denial of the veracity of the news article in Annex "C" below.

Annex "C" – News article entitled "JG Summit allots P25B for projects this year" which appeared in the June 29, 2007 issue of The Philippine Star (Internet Edition).

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

July 3, 2007
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

June 29, 2007

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Ms. Christina Marie C. Fortes
Analyst, Disclosure Department

Gentlemen:

We refer to your letter dated June 29, 2007 requesting us to confirm/deny the veracity of the information contained in a news article entitled "JG Summit allots P25B for projects this year" published in the June 29, 2007 issue of The Philippine Star (Internet Edition) which reported in part that:

> "JG Summit Holdings Inc., the flagship holding firm of taipan John Gokongwei, has set aside up to P25 billion for its capital expenditures this year, most of which will go to the continued expansion and improvement of its mobile phone business and construction of high-rise office and residential buildings. At the sidelines of the company's annual stockholders' meeting yesterday, JG Summit president and chief operating officer Lance Gokongwei said the programmed capital budget for the year is lower than the previous year's P28 billion. "The main capex is going to Digitel (Digital Telecommunications Philippines Inc.) for continuous expansion of some programs and Robinsons Land, where we are taking aggressive steps to expand our office capabilities as well as complete residential projects," Gokongwei said.... Gokongwei said JG Summit is also considering refinancing its $300-million debt maturing in June 2008.... x x x"

We confirm the veracity of the information as stated above which were based on statements made by Mr. Lance Y. Gokongwei after the annual meeting of the stockholders of JG Summit Holdings, Inc. which was held yesterday, June 28, 2007.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

ANNEX " B "

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

To	:	ATTY. ROSALINDA F. RIVERA *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"JG Summit allots P25B for projects this year"
Date	:	Friday, June 29, 2007

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit allots P25B for projects this year" published in the June 29, 2007 issue of The Philippine Star (Internet Edition). The article reported in part that:

> JG Summit Holdings Inc., the flagship holding firm of taipan John Gokongwei, has set aside up to P25 billion for its capital expenditures this year, most of which will go to the continued expansion and improvement of its mobile phone business and construction of high-rise office and residential buildings. At the sidelines of the company's annual stockholders' meeting yesterday, JG Summit president and chief operating officer Lance Gokongwei said the programmed capital budget for the year is lower than the previous year's P28 billion. "The main capex is going to Digitel (Digital Telecommunications Philippines Inc.) for continuous expansion of some programs and Robinsons Land, where we are taking aggressive steps to expand our office capabilities as well as complete residential projects," Gokongwei said.... Gokongwei said JG Summit is also considering refinancing its $300-million debt maturing in June 2008....

Please confirm/deny the veracity of the above-quoted news article and provide additional information, if any, via **ODiSy before 4:00 p.m. today, June 29, 2007,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

(Original Signed)
CHRISTINA MARIE C. FORTES
Analyst, Disclosure Department

Noted by:

(Original Signed)
ATTY. PETE M. MALABANAN
Head, Disclosure Department

ANNEX "C"

JG Summit allots P25B for projeets this year

By Zinnia B. Dela Peña

Friday, June 29 2007 (www.philstar.com)

JG Summit Holdings Inc., the flagship holding firm of taipan John Gokongwei, has set aside up to P25 billion for its capital expenditures this year, most of which will go to the continued expansion and improvement of its mobile phone business and construction of high-rise office and residential buildings.

At the sidelines of the company's annual stockholders' meeting yesterday, JG Summit president and chief operating officer Lance Gokongwei said the programmed capital budget for the year is lower than the previous year's P28 billion.

"The main capex is going to Digitel (Digital Telecommunications Philippines Inc.) for continuous expansion of some programs and Robinsons Land, where we are taking aggressive steps to expand our office capabilities as well as complete residential projects," Gokongwei said.

Digitel, the country's third biggest phone firm, operates the Sun Cellular mobile phone service.

Gokongwei said JG Summit is also considering refinancing its $300-million debt maturing in June 2008.

"We're still assessing how much we are refinancing and whether its peso or dollar (denominated). It's about a year away so we're reviewing various options of repaying or refinancing that instrument," Gokongwei said.

Gokongwei said a decision will have to be made before June 2008. "We still have to weigh the availability of the funds before then, he said.

Following the successful follow-on offerings of food unit Universal Robina Corp. and property arm Robinsons Land last year, Gokongwei said JG Summit may at "some point in the future" consider increasing its free float in the market but did not elaborate.

Gokongwei said JG Summit is also expected to perform better this year, mainly driven by the booming property, airline and telecommunications sectors in the country.

"We think our recurring basis will be substantially better this year than last year because the food, property and airline businesses are doing quite well. The Singapore subsidiary is benefitting likewise in the improvement of its office space rental. Overall, coupled with stronger peso and the general low interest rate environment, we also expect a considerable improvement in our second quarter recurring net income," Gokongwei said.

In the first quarter this year, JG Summit reported a net income of P1.75 billion, down 55 percent from P3.88 billion in the same period last year which then included a one-time gain of P3.21 billion from the sale of its shares in URC. Excluding the extraordinary items, JG Summit's net profit grew 161.2 percent from P670 million the previous year.

END